

September 22, 2011

Via E-mail
Mr. Michael R. Garone
Interim Chief Executive Officer and Chief Financial Officer
Emisphere Technologies, Inc.
240 Cedar Knolls Road, Suite 200
Cedar Knolls, NJ 07927

> **Re:** **Emisphere Technologies, Inc.**
> **File No. 000-17758**

Dear Mr. Garone:

In correspondence dated August 4, 2011, we informed you that we will not be in a position to accelerate effectiveness of your pending registration statement until the matter discussed in your letters dated August 18, 2011 and September 12, 2011 is resolved.

We note your conclusion that there is no evidence for a causal association between calcitonin-containing medicines and incidence of malignancies. However, you state that the European Medicines Agency has asked all Pharma companies having calcitonin-containing medicines on the market to provide a thorough risk/benefit analysis specifically looking at the carcinogenic effect of these compounds. In addition, you disclose that the FDA has requested raw data from all three pivotal trials conducted with oral calcitonin related to malignancies.

Your current risk factor disclosure regarding a product's potential failure to meet regulatory requirements for safety and efficacy is too general. Please revise your risk factor titled "Our future business success depends heavily upon regulatory approvals . . ." on page 9 of your pending Registration Statement on Form S-1 to disclose the requests from the EMA and FDA for additional data and analysis regarding calcitonin-containing medicines. Your risk factor disclosure should also specify why the EMA and FDA are making these requests. Please also confirm that you will provide the same disclosure in your next Form 10-K.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. After reviewing the information you provide in response to this comment, we may have additional comments.

You may contact Rose Zukin at (202) 551-3239 or me at (202) 551-3710 with any questions.

Sincerely,


Jeffrey P. Riedler
Assistant Director

cc:     Timothy C. Maguire, Esq.
        Brown Rudnick LLP
        One Financial Center
        Boston, MA 02111